                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         GENESIS MICROCHIP INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        COMMON SHARES, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    371933102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      PAUL M. RUSSO, C/O GENESIS MICROCHIP CORPORATION, 1871 LANDINGS DRIVE
                 MOUNTAIN VIEW, CALIFORNIA 94043, (650) 428-4277
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                JANUARY 22, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                          PAGE 2 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Paul M. Russo
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- (A)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          621,868 (includes (i) 80,249 shares subject to options
      OWNED BY            exercisable within 60 days after February 15, 1999 and
        EACH              (ii) 56,300 common shares held by Mr. Russo's spouse
     REPORTING            and children) (A)
      PERSON          ----------------------------------------------------------
       WITH           9   SOLE DISPOSITIVE POWER
                          621,868 (includes (i) 80,249 shares subject to options
                          exercisable within 60 days after February 15, 1999 and
                          (ii) 56,300 common shares held by Mr. Russo's spouse
                          and children) (subject to the restrictions set forth
                          in the Parent Stockholder Voting Agreement and Parent
                          Affiliate Agreement each dated January 22, 1999, which
                          are filed as Exhibits 2 and 3, respectively, to this
                          Schedule 13D) (A)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0- (A)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      621,868 (includes (i)80,249 shares subject to options exercisable within 60 days after February 15, 1999 and (ii) 56,300 common shares held by Mr. Russo's spouse and children) (A)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

        (A) Excludes an aggregate of 2,029,006 shares beneficially owned by the other reporting persons indicated in this Schedule 13D, as to which shares this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                          PAGE 3 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Brian S. Campbell
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         CANADA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- (A)
      NUMBER OF       ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          14,125 (all of which are shares subject to options
      OWNED BY            exercisable within 60 days after February 15, 1999)(A)
        EACH          ----------------------------------------------------------
   REPORTING PERSON   9   SOLE DISPOSITIVE POWER
        WITH              14,125 (all of which are shares subject to options
                          exercisable within 60 days after February 15, 1999)
                          (subject to the restrictions set forth in the Parent
                          Stockholder Voting Agreement and Parent Affiliate
                          Agreement each  dated January 22, 1999, which are
                          filed as Exhibits 2  and 3, respectively, to this
                          Schedule 13D) (A)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0- (A)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,125 (all of which are shares subject to options exercisable within 60 days after February 15, 1999) (A)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


        (A) Excludes an aggregate of 2,636,749 shares beneficially owned by the other reporting persons indicated in this Schedule 13D, as to which shares this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                          PAGE 4 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Peter Dakin
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         CANADA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- (A)
      NUMBER OF       ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          45,793 (includes (i) 31,013 shares subject to options
      OWNED BY            exercisable within 60 days after February 15, 1999 by
        EACH              Mr. Dakin (ii) 150 shares subject to options
   REPORTING PERSON       exercisable within 60 days after February 15, 1999 by
        WITH              Mr. Dakin's spouse and (iii) 4,586 common shares held
                          by Mr. Dakin's spouse) (A)
                      ----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER
                          45,793 (includes (i) 31,013 shares subject to options
                          exercisable within 60 days after February 15, 1999
                          by Mr. Dakin (ii) 150 shares subject to options
                          exercisable within 60 days after February 15, 1999
                          by Mr. Dakin's spouse and (iii) 4,586 common shares
                          held by Mr. Dakin's spouse) (subject to the
                          restrictions set forth in the Parent Stockholder
                          Voting Agreement and Parent Affiliate Agreement each
                          dated January 22, 1999, which are filed as Exhibits 2
                          and 3, respectively, to this Schedule 13D) (A)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0- (A)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       45,793 (includes (i) 31,013 shares subject to options exercisable within 60 days after February 15, 1999 by Mr. Dakin (ii) 150 shares subject to options exercisable within 60 days after February 15, 1999 by Mr. Dakin's spouse and (iii) 4,586 common shares held by Mr. Dakin's spouse) (A)

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


        (A) Excludes an aggregate of 2,605,081 shares beneficially owned by the other reporting persons indicated in this Schedule 13D, as to which shares this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                          PAGE 5 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      James E. Donegan
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- (A)
      NUMBER OF       ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,791 (all of which are shares subject to options
      OWNED BY            exercisable within 60 days after February 15, 1999)(A)
        EACH          ----------------------------------------------------------
   REPORTING PERSON   9   SOLE DISPOSITIVE POWER
        WITH              4,791 (all of which are shares subject to options
                          exercisable within 60 days after February 15, 1999)
                          (subject to the restrictions set forth in the Parent
                          Stockholder Voting Agreement and Parent Affiliate
                          Agreement each dated January 22, 1999, which are
                          filed as Exhibits 2 and 3, respectively, to this
                          Schedule 13D) (A)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0- (A)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,791 (all of which are shares subject to options exercisable within 60 days after February 15, 1999) (A)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      less than 0.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

        (A) Excludes an aggregate of 2,646,083 shares beneficially owned by the other reporting persons indicated in this Schedule 13D, as to which shares this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                          PAGE 6 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      George A. Duguay
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         CANADA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- (A)
                      ----------------------------------------------------------
      NUMBER OF       8   SHARED VOTING POWER
       SHARES             4,333 (all of which are shares subject to options
    BENEFICIALLY          exercisable within 60 days after
      OWNED BY            February 15, 1999) (A)
        EACH          ----------------------------------------------------------
   REPORTING PERSON   9   SOLE DISPOSITIVE POWER
        WITH              4,333 (all of which are shares subject to options
                          exercisable within 60 days after February 15, 1999)
                          (subject to the restrictions set forth in the Parent
                          Stockholder Voting Agreement and Parent Affiliate
                          Agreement each dated January 22, 1999, which are filed
                          as Exhibits 2 and 3, respectively, to this
                          Schedule 13D) (A)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0- (A)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,333 (all of which are shares subject to options exercisable within 60 days after February 15, 1999) (A)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      less than 0.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


        (A) Excludes an aggregate of 2,646,541 shares beneficially owned by the other reporting persons indicated in this Schedule 13D, as to which shares this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                          PAGE 7 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      I. Eric Erdman
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- (A)
                      ----------------------------------------------------------
                      8   SHARED VOTING POWER
     NUMBER OF            23,052 (includes (i) 11,052 shares subject to options
       SHARES             exercisable within 60 days after February 15, 1999 and
    BENEFICIALLY          (ii) 2,000 common shares held by Mr. Erdman's
      OWNED BY            children) (A)
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
      PERSON              23,052 (includes (i) 11,052 shares subject to options
       WITH               exercisable within 60 days after February 15, 1999 and
                          (ii) 2,000 common shares held by Mr. Erdman's
                          children) (subject to the restrictions set forth in
                          the Parent Stockholder Voting Agreement and Parent
                          Affiliate Agreement each dated January 22, 1999, which
                          are filed as Exhibits 2 and 3, respectively, to this
                          Schedule 13D) (A)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0- (A)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,052 (includes (i) 11,052 shares subject to options exercisable within 60 days after February 15, 1999 and (ii) 2,000 common shares held by
      Mr. Erdman's children) (A)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


        (A) Excludes an aggregate of 2,627,822 shares beneficially owned by the other reporting persons indicated in this Schedule 13D, as to which shares this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                          PAGE 8 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Hamid Farzaneh
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- (A)
   NUMBER OF          ----------------------------------------------------------
     SHARES           8   SHARED VOTING POWER
  BENEFICIALLY            108,008 (includes (i) 84,748 shares subject to options
    OWNED BY              exercisable within 60 days after February 15, 1999
      EACH                (ii) 18,473 common shares held by Mr. Farzaneh's
   REPORTING              spouse and (iii) 3,000 common shares held by Mr.
    PERSON                Farzaneh's children) (A)
     WITH             ----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER
                          108,008 (includes (i) 84,748 shares subject to options
                          exercisable within 60 days after February 15, 1999
                          (ii) 18,473 common shares held by Mr. Farzaneh's
                          spouse and (iii) 3,000 common shares held by Mr.
                          Farzaneh's children) (subject to the restrictions set
                          forth in the Parent Stockholder Voting Agreement and
                          Parent Affiliate Agreement each dated January 22,
                          1999, which are filed as Exhibits 2 and 3,
                          respectively, to this Schedule 13D) (A)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0- (A)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      108,008 (includes (i) 84,748 shares subject to options exercisable within 60 days after February 15, 1999 (ii) 18,473 common shares held by Mr. Farzaneh's spouse and (iii) 3,000 common shares held by Mr. Farzaneh's children) (subject to the restrictions set ) (A)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


        (A) Excludes an aggregate of 2,542,866 shares beneficially owned by the other reporting persons indicated in this Schedule 13D, as to which shares this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                          PAGE 9 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      A. David Ferguson
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- (A)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          423,125 includes (i) 14,125 shares subject to options
      OWNED BY            exercisable within 60 days after February 15, 1999
        EACH              and (ii) 409,000 common shares held by the VenGrowth
     REPORTING            Investment Fund Inc. of which Mr. Forguson is a
      PERSON              director) (A)
       WITH           ----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER
                          423,125 (includes (i) 14,125 shares subject to options
                          exercisable within 60 days after February 15, 1999
                          and (ii) 409,000 common shares held by the VenGrowth
                          Investment Fund Inc. of which Mr. Forguson is a
                          director) (subject to the restrictions set forth in
                          the Parent Stockholder Voting Agreement and Parent
                          Affiliate Agreement each dated January 22, 1999, which
                          are filed as Exhibits 2 and 3, respectively, to this
                          Schedule 13D) (A)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0- (A)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      423,125 (includes (i) 14,125 shares subject to options exercisable within 60 days after February 15, 1999 and (ii) 409,000 common shares held by the VenGrowth Investment Fund Inc. of which Mr. Forguson is a director) (A)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


        (A) Excludes an aggregate of 2,227,749 shares beneficially owned by the other reporting persons indicated in this Schedule 13D, as to which shares this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 10 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Ronald Rohrer
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       -0- (A)
                   -------------------------------------------------------------
                   8   SHARED VOTING POWER
   NUMBER OF           1,083 (all of which are shares subject to options
     SHARES            exercisable within 60 days after February 15,
  BENEFICIALLY         1999) (A)
    OWNED BY       -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER
   REPORTING           1,083 (all of which are shares subject to options
     PERSON            exercisable within 60 days after February 15,
      WITH             1999) (A)
                   -------------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0- (A)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,083 (all of which are shares subject to options exercisable within 60 days after February 15, 1999) (A)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 0.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


        (A) Excludes an aggregate of 2,649,791 shares beneficially owned by the other reporting persons indicated in this Schedule 13D, as to which shares this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 11 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Rocco A. Schiralli
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED KINGDOM
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- (A)
   NUMBER OF          ----------------------------------------------------------
     SHARES           8   SHARED VOTING POWER
  BENEFICIALLY            1,273,313 includes (i) 45,000 common shares held by
    OWNED BY              Mr. Schiralli's spouse and (ii) 1,228,313 common
      EACH                shares held by companies which are wholly owned by
   REPORTING              various trusts established for the benefit of Mr.
     PERSON               Schiralli and his family. Mr. Schiralli does not
      WITH                exercise dispository or voting control over the
                          various trusts, however, Mr. Schiralli can appoint a new trustee for these trusts at any time. (A)

                      ----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER


                          1,273,313 includes (i) 45,000 common shares held by Mr. Schiralli's spouse and (ii) 1,228,313 common shares held by companies which are wholly owned by various trusts established for the benefit of Mr. Schiralli and his family. Mr. Schiralli does not exercise dispository or voting control over the various trusts, however, Mr. Schiralli can appoint a new trustee for these trusts at any time. (subject to the restrictions set forth in the Parent Stockholder Voting Agreement and Parent Affiliate Agreement each dated January 22, 1999, which are filed as Exhibits 2 and 3, respectively, to this Schedule 13D) (A)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0- (A)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,273,313 includes (i) 45,000 common shares held by Mr. Schiralli's spouse and (ii) 1,228,313 common shares held by companies which are wholly owned by various trusts established for the benefit of Mr. Schiralli and his family. Mr. Schiralli does not exercise dispository or voting control over the various trusts, however, Mr. Schiralli can appoint a new trustee for these trusts at any time.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


        (A) Excludes an aggregate of 1,377,561 shares beneficially owned by the other reporting persons indicated in this Schedule 13D, as to which shares this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 12 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Stephen J. Solari
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                         -0- (A)
     NUMBER OF       -----------------------------------------------------------
       SHARES        8   SHARED VOTING POWER
    BENEFICIALLY         48,313 (includes 39,291 shares subject to options
      OWNED BY           exercisable within 60 days after February 15, 1999) (A)
        EACH         -----------------------------------------------------------
     REPORTING       9   SOLE DISPOSITIVE POWER
       PERSON
        WITH
                         48,313 (includes 39,291 shares subject to options
                         exercisable within 60 days after February 15, 1999)
                         (subject to the restrictions set forth in the Parent
                         Stockholder Voting Agreement and Parent Affiliate
                         Agreement each dated January 22, 1999, which are filed
                         as Exhibits 2 and 3, respectively, to this Schedule
                         13D) (A)
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                          -0- (A)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      48,313 (includes 39,291 shares subject to options exercisable within
      60 days after February 15, 1999) (A)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

        (A) Excludes an aggregate of 2,602,561 shares beneficially owned by the other reporting persons indicated in this Schedule 13D, as to which shares this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 13 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      William H. Welling
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- (A)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          83,070 (includes 42,750 shares subject to options
      OWNED BY            exercisable within 60 days after February 15, 1999)
        EACH              (A)
     REPORTING        ----------------------------------------------------------
       PERSON         9   SOLE DISPOSITIVE POWER
        WITH
                          83,070 (includes 42,750 shares subject to options
                          exercisable within 60 days after February 15, 1999)
                          (subject to the restrictions set forth in the Parent
                          Stockholder Voting Agreement and Parent Affiliate
                          Agreement each dated January 22, 1999, which are filed
                          as Exhibits 2 and 3, respectively, to this Schedule
                          13D) (A)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0- (A)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      83,070 (includes 42,750 shares subject to options exercisable within 60 days after February 15, 1999) (A)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

        (A) Excludes an aggregate of 2,567,804 shares beneficially owned by the other reporting persons indicated in this Schedule 13D, as to which shares this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 14 OF 24 PAGES
--------------------------                                 --------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Paradise Electronics, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,650,874 (includes 327,710 shares subject to options
      OWNED BY            exercisable within 60 days after February 15, 1999)
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON
        WITH
                          -0-
                     ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 15 OF 24 PAGES
--------------------------                                 --------------------



        Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Paradise Electronics, Inc., a Delaware corporation ("Paradise"), Brian S. Campbell, Peter Dakin, James E. Donegan, George A. Duguay, I. Eric Erdman, Hamid Farzaneh, A. David Ferguson, Ronald Rohrer, Paul M. Russo, Rocco A. Schiralli, Stephen J. Solari or William H. Welling (such individuals, collectively, the "Genesis Shareholders") that it or they are the beneficial owners of any of the Common Shares referred to herein other than shares of Genesis Microchip Incorporated Common Shares issued and outstanding and owned of record by the aforementioned persons as of the date hereof, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

        The information contained herein concerning the Genesis Shareholders was provided by the Genesis Shareholders. The information contained herein concerning Paradise was provided by Paradise.

        ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common shares, without par value ("Issuer Common Shares"), of Genesis Microchip Incorporated, a Nova Scotia Company ("Issuer"). The principal executive offices of Issuer are located at 200 Town Centre Boulevard, Suite 400, Markham, Ontario Canada L3R 8G5.

        ITEM 2. IDENTITY AND BACKGROUND.

        The name of the people filing this statement (the "Filing Persons") are Paradise Electronics, Inc., a Delaware corporation, Brian S. Campbell, Peter Dakin, James E. Donegan, George A. Duguay, I. Eric Erdman, Hamid Farzaneh, A. David Ferguson, Ronald Rohrer, Paul M. Russo, Rocco A. Schiralli, Stephen J. Solari and William H. Welling. The address of the principal office and principal business of Paradise Electronics, Inc. is 1999 Concourse Drive San Jose, CA 95131. Paradise develops and markets mixed signal integrated circuits for controlling flat panel displays. Set forth in Schedule A is a list of each of Paradise's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Paradise in which such employment is conducted. Set forth in Schedule B is a list of each of the Genesis Shareholders, their business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and their citizenship.

        During the past five years, neither Paradise nor any of the Genesis Shareholders nor, to Paradise's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years, neither Paradise nor any of the Genesis Shareholders nor, to Paradise's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 16 OF 24 PAGES
--------------------------                                 --------------------



        ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to the Agreement and Plan of Reorganization dated January 22, 1999 (the "Merger Agreement") among Issuer, Rainbow Acquisition Corporation, a wholly-owned subsidiary of Issuer ("Merger Sub"), and Paradise, and subject to the conditions set forth therein (including approval by shareholders of Issuer and Paradise), Merger Sub will be merged with and into Paradise (the "Merger"), with each share of the capital stock of Paradise being converted into the right to receive a fraction of a share of Common Shares of Issuer. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as EXHIBIT 1 to this Schedule 13D and incorporated herein in its entirety by reference.

        This statement on Schedule 13D also relates to a voting agreement as described in Item 4 below.

        ITEM 4. PURPOSE OF TRANSACTION.

        As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Issuer, with and into Paradise. At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Sub will cease and Paradise will continue as the surviving corporation and as a wholly-owned subsidiary of Issuer ("Surviving Corporation").

        The director(s) of Merger Sub immediately prior to the Effective Time shall be the initial director(s) of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation. The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Paradise Electronics, Inc." The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

        In connection with the Merger, each share of capital stock of Paradise issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a fraction of a share of Issuer Common Shares. In addition, the Merger Agreement contains customary representations and warranties on the part of Paradise and Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Paradise and Issuer. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger.

        As an inducement to Paradise to enter into the Merger Agreement, the Genesis Shareholders have each entered into a Voting Agreement dated as of January 22, 1999 (together, the "Voting Agreements") with Paradise and Issuer. Pursuant to the Voting Agreements, the Genesis Shareholders have agreed to vote the shares of Issuer Common Shares owned by them in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger. Paradise did not pay any additional consideration to any Genesis Shareholder in connection with the execution and delivery of the Voting Agreements. The Voting Agreements also impose certain restrictions on the transferability of the Issuer Common Shares subject thereto. The foregoing summary of the Voting Agreements is qualified in its

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 17 OF 24 PAGES
--------------------------                                 --------------------



entirety by reference to a copy of the form of Voting Agreement included as
Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

        Also in connection with the Merger Agreement, the Genesis Shareholders have each entered into an affiliate agreement with Issuer (collectively, the "Affiliate Agreements") pursuant to which each Genesis Shareholder has agreed to not sell, exchange, transfer, pledge, distribute, make any gift or otherwise dispose of or grant any option, establish any "short" or put equivalent position or enter into any similar transaction (through derivatives or otherwise) intended to reduce, or having the effect directly or indirectly of reducing, such Genesis Shareholder's risk relative to any Issuer Common Shares owned by such Genesis Shareholder during the period commencing thirty days prior to the Effective Time and ending two days after such time as financial results covering at least 30 days of combined operations of Paradise and Issuer have been published by Issuer. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the Affiliate Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

        ITEM 5. INTEREST IN SECURITIES OF ISSUER.

        As a result of and subject to the Voting Agreements, each of the Genesis Shareholders has agreed with Genesis and Paradise to vote their shares in favor of the Merger. In addition, the Voting Agreements and the Affiliate Agreements impose certain transfer restrictions on the Issuer Common Shares held by the Genesis Shareholders.

        Set forth on Schedule C opposite each Genesis Shareholder's name is (i) that number of Issuer Common Shares beneficially owned by such Genesis Shareholder as of February 15, 1999 (identifying those shares which there is a right to acquire) and (ii) the percentage of issued and outstanding Issuer Common Shares that such shares represent (based on the number of Issuer Common Shares outstanding as of February 15, 1999). As a result of and subject to the Voting Agreements, each of the Genesis Shareholders has effectively granted Paradise voting power with respect to the Issuer Common Shares set forth on Schedule C (including those shares which there is a right to acquire) for the limited purposes described in Item 4 above. Paradise does not possess dispositive power with respect to any of the Issuer Common Shares set forth on Schedule C. Subject to the Affiliate Agreements described in Item 4 and unless otherwise indicated, each Genesis Shareholder has sole dispositive power and shared voting power with respect to these shares set forth opposite such shareholder's name on Schedule C.

        (a) To Paradise's knowledge, no Issuer Common Shares are beneficially owned by any of the persons named in Schedule A. In addition, Paradise has not affected any transaction in Issuer Common Shares during the past 60 days and to Paradise's knowledge, none of the persons named in Schedule A has affected any transaction in Issuer Common Shares during the past 60 days.

        (b) Set forth on Schedule C opposite each Filing Person's name are (i) the number of shares of Issuer Common Shares beneficially owned by such Genesis Shareholder as of February 15, 1999 (identifying those shares which there is a right to acquire) and (ii) the percentage of issued and outstanding Issuer Common Shares that such shares represent (based on the number of shares of Issuer Common Shares outstanding as of February 15, 1999).

        (c) The following is a list of all transactions in the Issuer's securities by the Filing Persons effected since November 23, 1998.

                           DATE OF         SHARES/OPTIONS
 FILING PERSONS          TRANSACTION        ACQUIRED(12)        SHARES SOLD(12)         PRICE PER SHARE
 --------------          -----------       --------------       ---------------         ---------------
Brian Campbell            12/01/98       7,500(1)(3)              -0-                   $16.69 (U.S.)
Peter Dakin               01/04/99       226 (1)                  -0-                   $6.75 (U.S.)
                          01/08/99       -0-                      2,500                 $28.13 (U.S.)
                          01/08/99       -0-                      226                   $29.00 (U.S.)
                          01/22/99       10,000(2)                -0-                   $9.00 (Canadian)
                          02/02/99       -0-                      10,000                $35.00 (U.S.)
                          12/18/98       875(2)(10)               -0-                   $5.00 (Canadian)
                          12/18/98       112(2)(10)               -0-                   $9.00 (Canadian)
                          01/04/99       104(1)(10)               -0-                   $6.75 (U.S.)
                          01/08/99       -0-                      1,300(10)             $29.00 (U.S.)
James Donegan             12/01/98       5,000(1)(4)              -0-                   $16.69 (U.S.)
                          12/18/98       9,375(2)                 -0-                   $9.00 (Canadian)
                          12/18/98       -0-                      9,375                 $22.75 (U.S.)
George Duguay             12/01/98       10,000(1)(5)             -0-                   $16.69 (U.S.)
                          12/22/98       12,500(2)                -0-                   $5.00 (Canadian)
                          12/22/98       4,500(2)                 -0-                   $9.00 (Canadian)
                          12/22/98       10,000(2)                -0-                   $9.00 (U.S.)
                          12/23/98       -0-                      5,000                 $21.00 (U.S.)
                          12/23/98       -0-                      1,200                 $20.75 (U.S.)
                          12/23/98       -0-                      3,800                 $20.50 (U.S.)
                          12/23/98       -0-                      5,000                 $20.00 (U.S.)
                          01/27/99       -0-                      1,200                 $19.75 (U.S.)
                          01/27/99       -0-                      2,000                 $33.375 (U.S.)
                          01/27/99       -0-                      5,000                 $33.156 (U.S.)
                          01/27/99       -0-                      3,800                 $33.00 (U.S.)
I. Eric Erdman            01/04/99       953                      -0-                   $6.75 (U.S.)
                          01/04/99       20,010(2)                -0-                   $5.00 (Canadian)
                          01/07/99       -0-                      5,330                 $24.50 (U.S.)
                          01/07/99       -0-                      3,327                 $24.50 (U.S.)
                          01/28/99       -0-                      2,000                 $30.75 (U.S.)
                          01/28/99       -0-                      2,000                 $31.25 (U.S.)
                          01/29/99       -0-                      2,000                 $32.75 (U.S.)
                          02/01/99       -0-                      4,000                 $33.50 (U.S.)
Hamid Farzaneh            01/04/99       1,787(1)                 -0-                   $6.75 (U.S.)
                          12/18/98       -0-                      1,000(10)             $21.38 (U.S.)
                          12/31/98       -0-                      3,000(10)             $23.53 (U.S.)
                          01/28/99       -0-                      1,000(10)             $31.38 (U.S.)
                          01/29/99       -0-                      1,000(10)             $31.38 (U.S.)
                          01/29/99       -0-                      2,000(10)             $32.63 (U.S.)
                          02/01/99       -0-                      20,000(10)            $34.00 (U.S.)
                          02/01/99       -0-                      4,000(10)             $33.88 (U.S.)
                          12/18/98       -0-                      1,000(11)             $21.38 (U.S.)
                          12/31/98       -0-                      3,000(11)             $23.53 (U.S.)
                          01/28/99       -0-                      1,000(11)             $31.38 (U.S.)
                          01/29/99       -0-                      1,000(11)             $32.63 (U.S.)
                          02/01/99       -0-                      2,500(11)             $33.88 (U.S.)
                          02/01/99       -0-                      1,500(11)             $34.10 (U.S.)
                          12/18/98       -0-                      1,000(11)             $21.38 (U.S.)
                          12/31/98       -0-                      3,000(11)             $23.53 (U.S.)
                          01/28/99       -0-                      1,000(11)             $31.38 (U.S.)
                          01/29/99       -0-                      1,000(11)             $32.63 (U.S.)
                          02/01/99       -0-                      2,500(11)             $33.88 (U.S.)
                          02/01/99       -0-                      1,500(11)             $34.10 (U.S.)
A. David Ferguson         12/01/98       7,500(1)(6)              -0-                   $16.69 (U.S.)
Ronald Rohrer             12/01/98       5,000(1)(7)              -0-                   $16.69 (U.S.)
                          12/18/98       40,000(2)                -0-                   $5.00 (Canadian)
                          12/18/98       2,250(2)                 -0-                   $9.00 (Canadian)
                          12/18/98       5,000(2)                 -0-                   $9.00 (U.S.)
                          01/04/99       125(2)                   -0-                   $9.00 (Canadian)
                          01/04/99       416(2)                   -0-                   $16.60 (U.S.)
                          02/01/99       125(2)                   -0-                   $9.00 (Canadian)
                          02/01/99       417(2)                   -0-                   $16.69 (U.S.)
                          12/18/98       -0-                      25,000                $22.34 (U.S.)
                          12/18/98       -0-                      5,000                 $22.15 (U.S.)
                          12/18/98       -0-                      17,250                $21.28 (U.S.)
                          12/18/98       -0-                      10,000                $21.59 (U.S.)
                          12/18/98       -0-                      30,000                $21.40 (U.S.)
                          12/21/98       -0-                      20,000                $21.34 (U.S.)
                          12/21/98       -0-                      2,000                 $21.90 (U.S.)
                          12/22/98       -0-                      25,000                $20.15 (U.S.)
                          12/22/98       -0-                      15,000                $20.15 (U.S.)
                          12/22/98       -0-                      3,000                 $20.65 (U.S.)
                          01/04/99       -0-                      541                   $24.25 (U.S.)
                          02/01/99       -0-                      542                   $33.38 (U.S.)
Rocco Schiralli           N/A            N/A                      N/A                   N/A
Stephen Solari            12/07/98       47,000(1)(8)             -0-                   $18.94 (U.S.)
                          01/04/99       1,556(1)                 -0-                   $6.75 (U.S.)
                          01/27/99       -0-                      4,000                 $33.38 (U.S.)
                          02/01/99       -0-                      2,000                 $35.00 (U.S.)
William Welling           12/01/98       7,500(1)(9)              -0-                   $16.69 (U.S.)
                          02/05/99       -0-                      10,000                $30.20 (U.S.)
Paul M. Russo             12/21/98       -0-                      16,000                $21.71 (U.S.)
                          12/23/98       -0-                      9,000                 $21.25 (U.S.)
                          12/30/98       -0-                      20,000                $22.23 (U.S.)
                          12/31/98       -0-                      60,000                $23.70 (U.S.)
                          01/04/99       -0-                      12,000                $24.17 (U.S.)
                          01/27/99       -0-                      2,500                 $33.50 (U.S.)
                          01/27/99       -0-                      5,000                 $32.75 (U.S.)
                          01/28/99       -0-                      16,000                $31.13 (U.S.)
                          01/29/99       -0-                      10,000                $31.31 (U.S.)
                          01/29/99       -0-                      6,000                 $33.00 (U.S.)
                          02/01/99       -0-                      44,000                $34.15 (U.S.)
                          02/04/99       -0-                      30,000                $33.14 (U.S.)
                          02/05/99       -0-                      24,000                $30.13 (U.S.)
                          01/29/99       -0-                      5,000(10)             $32.75 (U.S.)
                          02/01/99       -0-                      10,000(10)            $33.31 (U.S.)
                          02/02/99       -0-                      2,500(10)             $35.62 (U.S.)
                          02/02/99       -0-                      10,000(10)            $35.25 (U.S.)

(1) Represents options to purchase Common Shares granted by the Company pursuant to the Company's various stock plans.

(2)  Represents options exercised.

(3) 2,500 of the shares underlying the noted options are exercisable as of April 16, 1999.

(4) 1,666 of the shares underlying the noted options are exercisable as of April 16, 1999.

(5) 3,333 of the shares underlying the noted options are exercisable as of April 16, 1999.

(6) 2,500 of the shares underlying the noted options are exercisable as of April 16, 1999.

(7) 833 of the shares underlying the noted options are exercisable as of April 16, 1999.

(8) None of the shares underlying the noted options are exercisable as of April 16, 1999.

(9) 2,500 of the shares underlying the noted options are exercisable as of April 16, 1999.

(10) Reflects transactions effected by noted person's spouse.

(11) Reflects transactions effected by noted person's children.

(12) Unless otherwise noted, all shares and options acquired were acquired from the Company and all shares sold were sold through the Nasdaq National Market.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

        Other than as described herein, to the knowledge of the filing persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 18 OF 24 PAGES
--------------------------                                 --------------------



transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

        ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        The following documents are filed as exhibits:

        1. Agreement and Plan of Reorganization by and among Genesis Microchip Incorporated, Rainbow Acquisition Corporation and Paradise Electronics, Inc. dated January 22, 1999.

        2. Form of Parent Stockholder Voting Agreement dated January 22, 1999, by and among Genesis Microchip Incorporated, a Nova Scotia company, Paradise Electronics, Inc., a Delaware corporation and the Genesis Stockholders.

        3. Form of Parent Affiliate Agreement dated January 22, 1999, by and between Genesis Microchip Incorporated, a Nova Scotia company and the Genesis Stockholders.

        4. Agreement to File Jointly and Statement Appointing Designated Filer and Authorized Signatory.

                                          SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 1999




BRIAN S. CAMPBELL                                        PETER DAKIN


By: /s/  PAUL M. RUSSO                                   By: /s/  PAUL M. RUSSO
    --------------------------------------                  -------------------------------------------
    Paul M. Russo, Authorized Signatory                     Paul M. Russo, Authorized Signatory



JAMES E. DONEGAN                                         GEORGE A. DUGUAY

By: /s/  PAUL M. RUSSO                                   By: /s/  PAUL M. RUSSO
    --------------------------------------                  -------------------------------------------
    Paul M. Russo, Authorized Signatory                     Paul M. Russo, Authorized Signatory



I. ERIC ERDMAN                                           HAMID FARZANEH

By: /s/  PAUL M. RUSSO                                   By: /s/  PAUL M. RUSSO
    --------------------------------------                  -------------------------------------------
    Paul M. Russo, Authorized Signatory                     Paul M. Russo, Authorized Signatory



A. DAVID FERGUSON                                        RONALD ROHRER

By: /s/  PAUL M. RUSSO                                   By: /s/  PAUL M. RUSSO
    --------------------------------------                  -------------------------------------------
    Paul M. Russo, Authorized Signatory                     Paul M. Russo, Authorized Signatory

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 19 OF 24 PAGES
--------------------------                                 --------------------



PAUL M. RUSSO                                            ROCCO SCHIRALLI


By: /s/  PAUL M. RUSSO                                   By: /s/  PAUL M. RUSSO
    --------------------------------------                  -------------------------------------------
    Paul M. Russo, Authorized Signatory                     Paul M. Russo, Authorized Signatory



STEPHEN J. SOLARI                                        WILLIAM H. WELLING

By: /s/  PAUL M. RUSSO                                   By: /s/  PAUL M. RUSSO
    --------------------------------------                  -------------------------------------------
    Paul M. Russo, Authorized Signatory                     Paul M. Russo, Authorized Signatory



PARADISE ELECTRONICS, INC.


By: /s/  PAUL M. RUSSO
    --------------------------------------
    Paul M. Russo, Authorized Signatory

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 20 OF 24 PAGES
--------------------------                                 --------------------



                                   SCHEDULE A

         DIRECTORS AND EXECUTIVE OFFICERS OF PARADISE ELECTRONICS, INC.



        Name and Position with                              Present Principal Occupation,
      Paradise Electronics, Inc.                             Including Name of Employer                      Citizenship
-----------------------------------------------        ------------------------------------------------      -----------
Wendy L. Benveniste                                    Vice President, Operations of Paradise                    U.S.
Vice President, Operations                             Electronics, Inc.

Tzo Yao Chan                                           Vice President, Engineering of Paradise                   U.S.
Vice President, Engineering                            Electronics, Inc.


Chieh Chang                                            Private Investor                                          U.S
Director

Alex Daly                                              President and CEO of Cygnus Solutions                     U.S.
Director

Patrick Delaney                                        Vice President, Sales & Marketing of                      U.S.
Vice President, Sales & Marketing                      Paradise Electronics, Inc.


Jeffrey Diamond                                        President and CEO of Paradise                             U.S.
President, CEO and a Director                          Electronics, Inc.

Lawrence G. Finch                                      Venture Capitalist associated with                        U.S.
Director                                               Sigma Partners

Garrett Gruener                                        Venture Capitalist associated with                        U.S.
Director                                               Alta Partners

Alexander S. Lushtak                                   Chairman of the Board of Paradise                         U.S.
Chairman of the Board                                  Electronics, Inc.

Sanjeev Renjen                                         Senior Vice President, Engineering of                     U.S.
Senior Vice President                                  Paradise Electronics, Inc.

Robert R. Tillman                                      Private Investor                                          U.S.
Secretary and Director

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 21 OF 24 PAGES
--------------------------                                 --------------------



                                   SCHEDULE B


                                                            Name and Address of
                                   Principal                Corporation or Other
                                 Occupation or             Organization in Which
        Stockholder                Employment                     Employed            Citizenship
-------------------------     ------------------         -------------------------    -----------
Brian S. Campbell             Director of                Yorkton Securities Inc.         CANADA
                              Investment Banking         BCE Place
                              Technology and             181 Bay Street
                              Telecommunications         Suite 3100, P.O. Box 830
                              Group                      Toronto, Ontario
                                                         Canada M5J 2T3

Peter Dakin                   Vice President,            Genesis Microchip               CANADA
                              Manufacturing              Incorporated
                              Operations                 200 Town Centre
                                                         Boulevard, Suite 400
                                                         Markham, Ontario
                                                         Canada L3R 8G5

James E. Donegan              Chairman, Chief            Sipex Corporation               U.S.
                              Executive Officer          22 Linnell Circle
                                                         Billerica, MA  01821

George A. Duguay              President and              Duguay & Ringler                CANADA
                              Partner                    4th Floor, 56 Temperance St.
                                                         Toronto, ON  M5H 3V5

I. Eric Erdman                Vice President,            Genesis Microchip               CANADA
                              Finance and                Incorporated
                              Administration,            200 Town Centre
                              Chief Financial            Boulevard, Suite 400
                              Officer, and               Markham, Ontario
                              Secretary                  Canada L3R 8G5


Hamid Farzaneh                Vice President,            Genesis Microchip                U.S.
                              Worldwide Sales            Corporation
                                                         1871 Landings Drive
                                                         Mountain View, CA  94043

A. David Ferguson             Managing Director          Vengrowth Capital                CANADA
                                                         Management Inc.
                                                         145 Wellington St. W.
                                                         Suite 200
                                                         Toronto, ON  M5J 1H8

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 22 OF 24 PAGES
--------------------------                                 --------------------



                                                            Name and Address of
                                   Principal                Corporation or Other
                                 Occupation or             Organization in Which
        Stockholder                Employment                     Employed            Citizenship
-------------------------     ------------------         -------------------------    -----------
Ronald Rohrer                 Self-employed              2310 Vintage Hill Drive          U.S.
                                                         Durham, NC  27712

Paul M. Russo                 Chairman of the Board      Genesis Microchip                U.S.
                              and Chief Executive        Corporation
                              Officer                    1871 Landings Drive
                                                         Mountain View, CA  94043

Rocco A. Schiralli            Self-employed              Deepwater                       UNITED
                                                         121 Harrington Sound Road       KINGDOM
                                                         Smith's Parish, Bermuda
                                                         HS02


Stephen J. Solari             President and Chief        Genesis Microchip                U.S.
                              Operating Officer          Incorporated
                                                         200 Town Centre
                                                         Markham, Ontario
                                                         Canada L3R 8G5

William H. Welling            Chairman and Chief         Xiox Corporation                 U.S.
                              Executive Officer          577 Airport Road, Suite 700
                                                         Burlingame, CA  94010

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 23 OF 24 PAGES
--------------------------                                 --------------------




                                          SCHEDULE C

------------------------------------------------------------------------------------------------------------------------
                                       Number of Shares Issuer of                           Percentage of Outstanding
                                               Common Stock                                Shares of Issuer Common Stock
Individual                                 Beneficially Owned                                      as of 2/15/99
------------------------------------------------------------------------------------------------------------------------
    Brian S. Campbell                             14,125(1)                                             0.10%

       Peter Dakin                                45,793(2)                                             0.32%

     James E. Donegan                              4,791(3)                                             0.03%

     George A. Duguay                              4,333(4)                                             0.03%

      I. Eric Erdman                              23,052(5)                                             0.16%

      Hamid Farzaneh                             108,008(6)                                             0.75%

    A. David Ferguson                            423,125(7)                                             2.94%

      Ronald Rohrer                                1,083(8)                                                0%

      Paul M. Russo                              621,868(9)                                             4.32%

    Rocco A. Schiralli                         1,273,313                                                8.86%

    Stephen J. Solari                             48,313(10)                                            0.34%



---------------------------

(1) Includes 14,125 shares subject to options exercisable on or prior to April 16, 1999.

(2) Includes (i) 31,013 shares subject to options exercisable on or prior to April 16, 1999 by Mr. Dakin and (ii) 150 shares subject to options exercisable on or prior to April 16, 1999 by Mr. Dakin's spouse.

(3) Includes 4,791 shares subject to options exercisable on or prior to April 16, 1999.

(4) Includes 4,333 shares subject to options exercisable on or prior to April 16, 1999.

(5) Includes 11,052 shares subject to options exercisable on or prior to April 16, 1999.

(6) Includes 84,748 shares subject to options exercisable on or prior to April 16, 1999.

(7) Includes 14,125 shares subject to options exercisable on or prior to April 16, 1999.

(8) Includes 1,083 shares subject to options exercisable on or prior to April 16, 1999.

(9) Includes 80,249 shares subject to options exercisable on or prior to April 16, 1999.

                                  SCHEDULE 13D

--------------------------                                 --------------------
CUSIP NO. 371933102                                         PAGE 24 OF 24 PAGES
--------------------------                                 --------------------



------------------------------------------------------------------------------------------------------------------------
                                       Number of Shares Issuer of                           Percentage of Outstanding
                                               Common Stock                                Shares of Issuer Common Stock
Individual                                 Beneficially Owned                                      as of 2/15/99
------------------------------------------------------------------------------------------------------------------------
    William H. Welling                            83,070(11)                                            0.58%

Paradise Electronics, Inc.                      2,241,874(12)                                          15.60%



---------------------------

(10) Includes 39,291 shares subject to options exercisable on or prior to April 16, 1999.

(11) Includes 42,750 shares subject to options exercisable on or prior to April 16, 1999.

(12) Includes 327,710 shares subject to options exercisable on or prior to April 16, 1999.